Exhibit 2

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTER (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) NO. 53.3.0000622-9

PUBLICLY-HELD COMPANY

Minutes of Meeting of Board of Directors

Held on August 7, 2009

I.	DATE, TIME AND PLACE: On August 7, 2009, at 1:30 pm, at Rua Humberto de Campos 425 – 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro.

II.	QUORUM: All Members of the Board of Directors as signed hereunder. In addition, certain representatives of the Company (Mr. Marco Norci Schroeder, Mr. Roberto Terziani and Mrs. Maria Gabriela Campos da Silva Menezes Côrtes) attended the meeting. The representatives of Delloite Touche Thomatsu (Mr. Marco Antonio Brandão Simurro) and of Apsis Consultoria Empresarial Ltda. (Mr. Amilcar de Castro) attended the meeting during the discussion of Item 2 of the Agenda.

III.	CHAIR: Mr. José Mauro Mettrau Carneiro da Cunha was appointed Chairman and Mrs. Maria Gabriela Campos da Silva Menezes Côrtes was appointed Secretary by those present at the meeting.

IV.	AGENDA: (1) Payment of ISE for 2008, as approved by the 2009 General and Extraordinary Shareholders’ Meeting. (2) Corporate Restructuring: Merger of Brasil Telecom Participações S.A. (BRTP) with and into Brasil Telecom S.A. (BRT); (3) Creation of an ADR Program representing common shares of BRT.

V.

DECISIONS: Before discussing the agenda, the attending members unanimously approved the recording of these Minutes in summarized form, pursuant to Law, permitting the presentation of votes and dissentions, which shall be received by the Chairman and filed at the Company’s headquarters. Regarding Item 1 of the Agenda, payment of ISE – Interest on Shareholders’ Equity for 2008, credited to the Company’s Shareholders in 2008, in the total amount of R$324,300,000.00 (three hundred and twenty-four million and three hundred thousand reais), relating to the fiscal year 2008, was approved as of August 2009. This amount is within the limit of R$324,300,000.00 (three hundred and twenty-four million and three hundred thousand reais), which represents a net total of R$275,655,000.00 (two hundred and seventy-five million, six hundred and fifty-five thousand reais), which amount was approved at the General and Extraordinary Shareholders’ Meeting of BRT held on April 8, 2009. Regarding Item 2 of the Agenda, after a presentation by Mr. Roberto Terziani, the Board was informed of the structure proposed for continuing the corporate restructuring of BRT and BRTP, through the merger of BRTP with and into BRT by way of the incorporation of BRTP’s shareholders’ equity into BRT and the termination of BRTP. The following documents on which the proposed structure is based were presented: (i) Appraisal Reports prepared by Apsis Consultoria Empresarial Ltda.; and (ii) “Protocol of Merger and Justification of the merger of BRASIL TELECOM PARTICIPAÇÕES S.A. with and into BRASIL TELECOM S.A.” to be executed by the management of the companies. Such protocol represents the terms and conditions of the merger and establishes the following exchange ratios: 1.2190981 common shares of BRT for each common share of BRTP; 0.9096173 preferred shares of BRT for each preferred share of BRTP; and 0.1720066 common shares of BRT for each preferred share of BRTP. The exchange ratios seek to respect the interests of each shareholder both in regards to the company and in regards to the class of share held by such shareholder, complying with the legal limit for the division of BRT’s share capital between common and preferred shares, and considering the individual market value of each of these shares. Due to these exchange ratios it will be necessary to create an ADR Program for BRT’s common shares. After examining the abovementioned documents and having clarifications provided by the Management, the Board decided to favorably accept the proposed matter, which shall be timely submitted to the General Shareholders’ Meetings of the involved companies. Finally, it was also clarified that the Corporate Restructuring further envisions (i) that because of the share exchange between BRT and Coari it will be necessary to list the common shares and the preferred shares of COARI on the BOVESPA and to register Coari with the SEC (adapting Coari’s Bylaws to comply with SEC rules) and to list its shares on the NYSE; and (ii) the merger of Coari with and into TMAR; which operations are scheduled to occur in 2009. Mr. Roberto Terziani also explained that, to facilitate the corporate restructuring processes, the Company will change the depositary bank of the ADRs from Citibank to BONY. Regarding Item 3 of the Agenda, as mentioned above, because holders of preferred shares of BRTP will

This page is part of the Minutes of the Ordinary Meeting of the Board of Directors of Brasil Telecom S.A.

held on August 7, 2009.	2

receive common shares and preferred shares of BRT as a result of the merger, it will be necessary to create an ADR Program representative of the common shares of BRT, with the following characteristics: (i) Class of shares which are the subject of the Program: Common shares, without par value, issued in connection with the merger of BRTP with and into BRT; (ii) Depositary Institution: The Bank of New York (BoNY); (iii) Custodian Institution: To be defined by the Depositary Bank; (iv) Ratio between shares and ADRs: 1:1 (each ADR is equivalent to 1 common share).

VI.	CLOSING: All matters submitted to the Board and included in the Agenda were unanimously approved without limitation. The material used in the presentation shall be filed with the secretary of the Board of Directors. With nothing further to discuss, these minutes were drafted, read, approved and executed by all present.

Rio de Janeiro, August 7, 2009.

Maria Gabriela Campos da Silva Menezes Côrtes
Secretary

Members:

José Mauro Mettrau Carneiro da Cunha Chairman	José Augusto da Gama Figueira

Eurico de Jesus Teles Neto	João de Deus Pinheiro Macedo

Antonio Cardoso dos Santos

This page is part of the Minutes of the Ordinary Meeting of the Board of Directors of Brasil Telecom S.A.

held on August 7, 2009.	3